Filed Pursuant to Rule 433

Dated September 16, 2014

Registration Statement No. 333-179867

Relating to Preliminary Prospectus Supplement

dated September 16, 2014 to

Prospectus dated March 2, 2012

6.250% Subordinated Debentures due 2054

Issuer:	American Financial Group, Inc.

Ratings (Moody’s / S&P)*:	Baa2 / BBB-

Security Type:	Subordinated Debentures

Par Amount:	$25.00

Size:	$150,000,000

Option to Purchase Additional Debentures:	There will be no such option

Trade Date:	September 16, 2014

Settlement Date:	September 23, 2014 (T+5)

Maturity Date:	September 30, 2054

Coupon:	6.250%

Optional Redemption:

The Issuer may redeem the debentures in increments of $25 principal amount:

•       in whole at any time or in part from time to time on or after September 30, 2019, at a redemption price equal to the principal amount plus accrued and unpaid interest (including compounded interest, if any) to, but excluding, the date of redemption; provided that if the debentures are not redeemed in whole, at least $25 million aggregate principal amount of the debentures must remain outstanding after giving effect to such redemption;

•       in whole, but not in part, at any time prior to September 30, 2019, within 90 days of the occurrence of a “tax event,” at a redemption price equal to the principal amount plus accrued and unpaid interest (including compounded interest, if any) to, but excluding, the date of redemption; or

•       in whole, but not in part, at any time prior to September 30, 2019, within 90 days of the occurrence of a “rating agency event,” at a redemption price equal to the greater of (i) 100% of the principal amount and (ii) the present value of a payment on September 30, 2019 in an amount equal to the outstanding principal amount and scheduled payments of interest that would have accrued from the date of redemption to September 30, 2019 on the debentures, discounted to the date of redemption on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points, in each case, plus accrued and unpaid interest (including compounded interest, if any) to, but excluding, the date of redemption.

Interest Payment Dates:	March 30, June 30, September 30, and December 30 of each year, commencing on December 30, 2014

Expected Listing:	New York Stock Exchange

Proposed Symbol:	AFGE

Price to Public:	100.00%

Net Proceeds (before expenses):	$145,275,000

Underwriting Discounts & Commissions:	3.15% ($4,725,000 total)

CUSIP / ISIN:	025932 609 / US0259326090

Miscellaneous:	Sidley Austin LLP is currently representing one of the Issuer’s subsidiaries in certain matters

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC Wells Fargo Securities, LLC

Senior Co-Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC PNC Capital Markets LLC Raymond James & Associates, Inc.

Junior Co-Managers:	Fifth Third Securities, Inc. Mitsubishi UFJ Securities (USA), Inc. U.S. Bancorp Investments, Inc.

*	Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at (800) 294-1322, UBS Securities LLC toll–free at (877) 827-6444, ext. 561-3884 or Wells Fargo Securities, LLC, toll-free at (800) 326-5897.

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